

03020263

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

MAY 21 2003

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8-K FOR 5/21/03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-98129
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, May 21, 2003.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Patrick Greene
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, _____, that the information set forth in this statement is true and complete.

By: ________________________
(Name)

____
(Title)

wfmbs-03e -- A1

Morgan Stanley

Balance	$113,945,000.00	Delay	24	WAC	5.495581209
Coupon	5.000	Dated	05/01/2003	NET	5.110581
Settle	05/30/2003	First Payment	06/25/2003	WAM	357

Price	0 CPR	15 CPR	20 CPR	25 CPR	30 CPR	40 CPR	50 CPR	60 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-08	4.82	4.64	4.55	4.46	4.36	4.12	3.83	3.47
101-12	4.81	4.60	4.51	4.42	4.30	4.05	3.73	3.35
101-16	4.79	4.57	4.48	4.37	4.25	3.97	3.64	3.23
101-20	4.77	4.54	4.44	4.32	4.20	3.90	3.55	3.11
101-24	4.75	4.51	4.40	4.28	4.14	3.83	3.45	2.99
101-28	**4.74**	**4.47**	**4.36**	**4.23**	**4.09**	**3.76**	**3.36**	**2.87**
102-00	4.72	4.44	4.32	4.19	4.04	3.69	3.26	2.75
102-04	4.70	4.41	4.28	4.14	3.98	3.62	3.17	2.63
102-08	4.68	4.38	4.25	4.10	3.93	3.55	3.08	2.51
102-12	4.67	4.35	4.21	4.05	3.88	3.47	2.99	2.39
102-16	4.65	4.31	4.17	4.01	3.83	3.40	2.89	2.27
WAL	**8.77**	**4.51**	**3.70**	**3.07**	**2.57**	**1.86**	**1.39**	**1.06**
Mod Durn	**6.91**	**3.80**	**3.19**	**2.69**	**2.30**	**1.71**	**1.31**	**1.01**
Principal Window	**Jun03 - Nov12**	**Jun03 - Nov12**	**Jun03 - Nov12**	**Jun03 - Nov12**	**Jun03 - Nov12**	**Jun03 - Nov12**	**Jun03 - Nov12**	**Jun03 - Nov12**
Principal # Months	**114**	**114**	**114**	**114**	**114**	**114**	**114**	**114**
CMT_1YR	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2
Prepay	0 CPR	15 CPR	20 CPR	25 CPR	30 CPR	40 CPR	50 CPR	60 CPR

Yield Curve	Mat	1MO	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	0.943599	1.04703	1.09375	1.38965	2.48795	3.52415	4.49014

wfmbs-03e -- A1

Morgan Stanley

Balance	$113,945,000.00	Delay	24	WAC	5.495581209
Coupon	5.000	Dated	05/01/2003	NET	5.110581
Settle	05/30/2003	First Payment	06/25/2003	WAM	357

Price	0 CPR	15 CPR	20 CPR	25 CPR	30 CPR	40 CPR	50 CPR	60 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-15	4.79	4.58	4.49	4.38	4.26	3.99	3.66	3.26
101-19	4.78	4.55	4.45	4.34	4.21	3.92	3.57	3.14
101-23	4.76	4.51	4.41	4.29	4.16	3.85	3.47	3.02
101-27	4.74	4.48	4.37	4.24	4.10	3.78	3.38	2.90
101-31	4.72	4.45	4.33	4.20	4.05	3.71	3.29	2.78
102-03	**4.70**	**4.42**	**4.29**	**4.15**	**4.00**	**3.63**	**3.19**	**2.66**
102-07	4.69	4.39	4.26	4.11	3.94	3.56	3.10	2.54
102-11	4.67	4.35	4.22	4.06	3.89	3.49	3.01	2.42
102-15	4.65	4.32	4.18	4.02	3.84	3.42	2.92	2.30
102-19	4.63	4.29	4.14	3.97	3.79	3.35	2.82	2.18
102-23	4.62	4.26	4.10	3.93	3.73	3.28	2.73	2.06
WAL	**8.77**	**4.51**	**3.70**	**3.07**	**2.57**	**1.86**	**1.39**	**1.06**
Mod Durn	**6.92**	**3.81**	**3.19**	**2.70**	**2.30**	**1.71**	**1.31**	**1.02**
Principal Window	**Jun03 - Nov12**	**Jun03 - Nov12**	**Jun03 - Nov12**	**Jun03 - Nov12**	**Jun03 - Nov12**	**Jun03 - Nov12**	**Jun03 - Nov12**	**Jun03 - Nov12**
Principal # Months	**114**	**114**	**114**	**114**	**114**	**114**	**114**	**114**
CMT_1YR	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2
Prepay	0 CPR	15 CPR	20 CPR	25 CPR	30 CPR	40 CPR	50 CPR	60 CPR

Yield Curve	Mat	1MO	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	0.943599	1.04703	1.09375	1.38965	2.48795	3.52415	4.49014

wfmbs-03e -- A3

Morgan Stanley

Balance	$30,000,000.00	Delay	24	WAC	5.495581209
Coupon	5.000	Dated	05/01/2003	NET	5.110581
Settle	05/30/2003	First Payment	06/25/2003	WAM	357

Price	0 CPR	15 CPR	20 CPR	25 CPR	30 CPR	40 CPR	50 CPR	60 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-23	4.76	4.51	4.41	4.29	4.16	3.85	3.47	3.02
101-27	4.74	4.48	4.37	4.24	4.10	3.78	3.38	2.90
101-31	4.72	4.45	4.33	4.20	4.05	3.71	3.29	2.78
102-03	4.70	4.42	4.29	4.15	4.00	3.63	3.19	2.66
102-07	4.69	4.39	4.26	4.11	3.94	3.56	3.10	2.54
102-11	**4.67**	**4.35**	**4.22**	**4.06**	**3.89**	**3.49**	**3.01**	**2.42**
102-15	4.65	4.32	4.18	4.02	3.84	3.42	2.92	2.30
102-19	4.63	4.29	4.14	3.97	3.79	3.35	2.82	2.18
102-23	4.62	4.26	4.10	3.93	3.73	3.28	2.73	2.06
102-27	4.60	4.23	4.07	3.88	3.68	3.21	2.64	1.94
102-31	4.58	4.20	4.03	3.84	3.63	3.14	2.55	1.83
WAL	**8.77**	**4.51**	**3.70**	**3.07**	**2.57**	**1.86**	**1.39**	**1.06**
Mod Durn	**6.92**	**3.82**	**3.20**	**2.71**	**2.31**	**1.72**	**1.31**	**1.02**
Principal Window	**Jun03 - Nov12**	**Jun03 - Nov12**	**Jun03 - Nov12**	**Jun03 - Nov12**	**Jun03 - Nov12**	**Jun03 - Nov12**	**Jun03 - Nov12**	**Jun03 - Nov12**
Principal # Months	**114**	**114**	**114**	**114**	**114**	**114**	**114**	**114**
CMT_1YR	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2
Prepay	0 CPR	15 CPR	20 CPR	25 CPR	30 CPR	40 CPR	50 CPR	60 CPR

Yield Curve	Mat	1MO	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	0.943599	1.04703	1.09375	1.38965	2.48795	3.52415	4.49014